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                               September 26, 2023

       Albert Wong
       Chairman and Chief Executive Officer
       JVSPAC Acquisition Corp.
       G/F Hang Tak Building
       1 Electric Street
       Wan Chai, Hong Kong

                                                        Re: JVSPAC Acquisition
Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
1, 2023
                                                            CIK No. 0001866001

       Dear Albert Wong:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted confidentially on
       September 1, 2023

       Cover Page

   1. Please clearly disclose on the cover page the disparate voting rights of the class B ordinary shares, which will have
the right to elect all of our directors prior to your initial business combination. In
addition, in light of the conversion feature, please explain procedure for election of directors
if all class B ordinary shares are converted into class A ordinary shares prior to the
initial business combination.
 Albert Wong
FirstName LastNameAlbert
JVSPAC Acquisition  Corp. Wong
Comapany 26,
September NameJVSPAC
              2023       Acquisition Corp.
September
Page 2    26, 2023 Page 2
FirstName LastName
2. We note the disclosure on the cover page that "if our target company is a PRC company, the combined company may face various legal and operational risks and uncertainties after the business combination." Please revise the cover page and throughout the prospectus to also disclose that you currently face these legal and operational risks and uncertainties due to your location in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations, including your search for a target business, and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
         by China   s government, such as those related to data security or
antimonopoly concerns,
         have or may impact the company   s ability to conduct its business,
accept foreign
         investments, or list on a U.S. or other foreign exchange. Revise throughout the prospectus.
Summary, page 2

3. Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
4. When discussing the prior SPAC transactions in your competitive advantages section, and elsewhere as appropriate, please disclose the current trading price of MMV. Please also discuss the conflicts of interest relating to the SPACs associated with your officers and directors that are also still looking for a target business.
5. We note the disclosure on page 19 regarding permitted purchases of public shares by affiliates. We also note the risk factor disclosure on page 35 regarding such purchases, which states "the purpose of such purchases could be to vote such shares in favor of the business combination" and the disclosure on page 106. It is unclear how such purchases from public stockholders for the purpose of voting those shares in favor of a proposed business combination would comply with the requirements of Rule 14e-5 under the
         Exchange Act. Please clarify. Refer to Tender Offer Rules and Schedules Compliance and
         Disclosure Interpretation 166.01 for guidance.
6. Disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you are covered by permissions requirements from the China
         Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC)
         or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such
 Albert Wong
FirstName LastNameAlbert
JVSPAC Acquisition  Corp. Wong
Comapany 26,
September NameJVSPAC
              2023       Acquisition Corp.
September
Page 3    26, 2023 Page 3
FirstName LastName
         permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Summary
Manner of conducting redemptions, page 19

7. We note your statement that your public shareholders will have the opportunity to redeem their shares upon the completion of your business combination. Please revise to clarify whether they will have this opportunity regardless of whether they abstain, vote for, or against, the proposed transaction.
Summary Risk Factors, page 27

8.       Please limit the summary risk factors to two pages, as required by
Item 105(b) of
         Regulation S-K. In addition, please revise the summary risk factors on page 30 to reflect their applicability of the current company, not just post business combination company, due to your location in Hong Kong. Similarly revise the subheading on page 64. Lastly, please include cross-references to the more detailed discussion of these risks in the prospectus.
Risk Factors, page 33

9. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction
         Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning
of    complete
              liquidation    in Section 331 of the Internal Revenue Code;
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates; and
             de-SPACs, depending on the structure of the de-SPAC transaction.

         Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
10.      Given the Chinese government   s significant oversight and discretion
over the search for a
         target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment
 Albert Wong
FirstName LastNameAlbert
JVSPAC Acquisition  Corp. Wong
Comapany 26,
September NameJVSPAC
              2023       Acquisition Corp.
September
Page 4    26, 2023 Page 4
FirstName LastName
         in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
We may issue our shares to investors in connection with our initial business combination at a price..., page 55

11. We note your disclosure that potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return
         for funds facilitating the sponsor   s completion of the business
combination or providing
         sufficient liquidity.
The PRC government may intervene or influence the VIE's business operations, page 66

12. Please revise the disclosure on page 67 to to explain how this oversight by the CAC impacts your search for a target company.
Enforceability of Civil Liabilities, page 83

13. Please revise this section to address the enforcement risks related to civil liabilities due to your sponsor and of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Capitalization , page 90

14. You disclose elsewhere in your draft registration statement that ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering. Please tell us and amend to disclose how you will measure changes in the redemption value of shares subject to possible redemption. Refer to ASC 480-10-S99-3A.
Proposed Business
Redemption of public shares and liquidation if no initial business combination, page 108

15. We note that if you are unable to consummate your initial business combination within 12 months from the closing of this offering, or within up to 18 months from the closing of this offering if your sponsor extends the period, you will, as promptly as reasonably possible "but not more than five business days thereafter," distribute the aggregate amount then on deposit in the trust account. However, we previously noted your statement of "not
 Albert Wong
JVSPAC Acquisition Corp.
September 26, 2023
Page 5
      more than ten business days thereafter" on page 11. Please reconcile. General

16. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.
       You may contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameAlbert Wong
                                                             Division of
Corporation Finance
Comapany NameJVSPAC Acquisition Corp.
                                                             Office of Real
Estate & Construction
September 26, 2023 Page 5
cc:       Giovanni Caruso, Esq.
FirstName LastName